EXHIBIT (a)(22)




FOR IMMEDIATE RELEASE


CONTACTS:

        CSX Corporation                     Richard Wolff
        Thomas E. Hoppin                    Kekst and Company
        (804) 782-1450                      (212) 593-2655


              CSX CORPORATION SUCCESSFUL IN TENDER OFFER
                          FOR CONRAIL SHARES

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          Richmond VA, (November 21, 1996) -- CSX Corporation (CSX)
(NYSE:CSX) today announced that its cash tender offer by its subsidiary for shares of Conrail Inc. (NYSE:CRR) at a price of $110 per share was oversubscribed. The offer expired at midnight Eastern time on Wednesday, November 20, 1996.

          Based on a preliminary count from the depositary for the offer, approximately 76,629,202 shares have been tendered, of which approximately 50,497,768 have been tendered by notice of guaranteed delivery. CSX's subsidiary, Green Acquisition Corp., accepted for payment 17,860,124 Conrail shares sought in the offer, which represents approximately 19.9% of the outstanding voting shares of Conrail. The preliminary proration factor under the offer is 23% for all Conrail shares tendered. The final proration factor is expected to be announced on or about November 27, 1996, and it is expected that payment for the shares that have been accepted will commence promptly thereafter.

          John W. Snow, CSX's Corporation's chairman, president and chief executive officer, said, "With the successful completion of this tender offer, we move another step closer to completing the strategic merger of Conrail and CSX and realizing the substantial benefits that this combination will bring."

          CSX Corporation, headquartered in Richmond, VA., is an international transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge and contract logistics management services.


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          Conrail, with corporate headquarters in Philadelphia, PA,
operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec.





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